January 5, 2011 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Elizabeth R. Hughes T (703) 760-1649 F (703) 821-8949 erhughes@venable.com
Attn:	Kevin L. Vaughn Accounting Branch Chief
Re:	Universal Biosensors, Inc. Form 10-K for the Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-52607
Ladies and Gentlemen:
     Reference is made to your letter of December 28, 2010 commenting on the Annual Report on Form 10-K filed by Universal Biosensors, Inc. (“Company”) for the year ended December 31, 2009 (“Form 10-K”). For your convenience we have repeated the comments below. The relevant response immediately follows each comment.
1.	Please amend your Form 10-K to include an audit report that includes a conformed signature from your auditors. Refer to Item 302(a) of Regulation S-T which provides guidance on providing signatures in electronic filings.
          We believe that the “signature” required by Item 302(a) has been provided in the filed Form 10-K. Item 302(a) provides, in part, “[w]hen used in connection with an electronic filing, the term ‘signature’ means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature.” The signature for the report of PricewaterhouseCoopers included in the Company’s electronic filing of the Form 10-K was comprised of letters spelling out the name of PricewaterhouseCoopers. PricewaterhouseCoopers has confirmed that PricewaterhouseCoopers authorized the filing of the report included in the Form 10-K. Therefore, the electronic signature was authorized by PricewaterhouseCoopers. Thus, the signature requirements of Item 302(a) were met. For these reasons, we do not believe an amendment to the Form 10-K is required.
     We acknowledge, however, that the more common method of complying with the requirements of Item 302(a) employs an “/s/” before the printed name to connote authorization of the signature and the Company will use this method in future filings.

Securities and Exchange Commission
January 5, 2011

     We have provided, supplementally, a fax copy of the manually signed report of PricewaterhouseCoopers for your consideration.
2.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that you include the title of the certifying official in the introduction of the certifications and that you have replaced the word “report” with “annual report”. We also note that you have made modifications within your March 31, 2010, June 30, 2010, and September 30, 2010 Forms 10-Q with respect to the inclusion of the title of the certifying official in the introduction of the certifications. The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulations S-K. Please revise future filings to include corrected certifications that conform to Item 601(b)(31) of Regulation S-K.
     In future filings the Company will use the exact form required by Item 601(b)(31) with respect to its certifications.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your attention. Please feel free to call the undersigned at (703) 760-1649 if you have any questions.

Yours truly,
/s/ Elizabeth R. Hughes
Elizabeth R. Hughes

cc:	Salesh Balak, CFO Monica E. Klein, Esq.